UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 27, 2017

(Date of Report (Date of earliest event reported))

MogulREIT I, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0487554
(State or other incorporation)	(I.R.S. Employer Identification No.)

10780 Santa Monica Blvd., Suite 140

Los Angeles, CA 90025

(Full mailing address of principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Q4 2016 Shareholder Letter

Dear Investors,

Happy New Year and thank you for you continued investment in Mogul REIT I.

The final quarter of 2016 was an incredible quarter for us. MogulREIT I began accepting investments in August 2016 and we currently have three assets in the REIT.  We are successfully returning consistent distributions that are in line with our investment strategy. We have also made enhancements to our offering based on direct feedback from you, our investors.

We believe that our business model, our extensive vetting process, and the expansive experience of our corporate leaders give us a competitive advantage that enables us to maximize return. With the types of opportunities we look to invest in, we aim to provide a steady stream of distributions to investors. We have now declared six consecutive 8% (annualized) distributions and updated our distribution frequency target to monthly. While RM Adviser, LLC, our manager, is under no obligation to continue to declare distributions as this rate, or at all, the annualized distribution rate assumes that future distributions will be similar to these distributions.

Our entity is designed to be accessible to investors online only, which eliminates the traditional, manpower-intensive distribution channels out there along with the expense loads that come with them. While some other REITS have offering expenses up to 15% of the capital raised, we’ve capped our expenses to 3%, a very low number in the REIT industry. We put more of your money to work for you.

Current Investments

Our investment strategy is to acquire a diversified portfolio of assets that pay attractive and consistent cash distributions and to preserve, protect and return your capital contribution. We aim to invest in a variety of different property types like multi-family, office, industrial, self-storage and retail. We currently own three investments:

All assets are performing and paid current through 12/31/16.

Both Synchrony Financial Office and Animas Flex are preferred equity transactions located in Canton, Ohio and West Chester, Pennsylvania, respectively. They are fully amortizing and while they are not debt, they behave similar to a real estate loan with a set interest rate, monthly payment and maturity date. Synchrony and Animas are leased to financially stable single tenants with lease terms that extend beyond the maturity date of our investment. These transactions are structured such that the entire investment is repaid during the remaining years of the tenant’s leases which eliminate the risk of lease renewal or change in lease terms.

We acquired Synchrony on August 19, 2016 for a principal balance of $2,000,000.  The investment has a 10% fixed interest rate and is fully amortizing over 5.5 years.

We acquired Animas Flex on January 11, 2017 for a principal balance of $1,460,525.  It has a 10.50% fixed interest rate and is fully amortizing over 4 years.

California Self-Storage Facility is a mezzanine debt investment located in Garden Grove, CA. Mezzanine debt can also be referred to as subordinated debt. We acquired this investment on August 19, 2016 for $3,915,000 with an initial fixed interest rate of 11% through July 2018 and a 12.5% fixed interest rate for the remaining 60 months.

Market Update

Our view is that we are in the “mature” phase of the real estate cycle which is characterized by traditional sources of capital (banks, life insurance companies, financial institutions) favoring less risky positions. Regulators continue to remind banks and financial institutions to maintain their lending discipline and to avoid making imprudent changes in lending practices which led to the 2007 financial crisis. This means that lenders are encouraged through regulation to keep senior loan amounts at conservative levels. Equity investors are seeking to manage total dollars at risk. This makes preferred equity and mezzanine debt key components to successful transactions as additional funds are needed to acquire properties.

As the cycle continues to mature, we anticipate seeing different asset classes become more or less desirable. We believe that industrial properties will continue to be attractive particularly as logistics and supply chain management remain in the forefront with the continued expansion of e-commerce. We also continue to view apartments favorably, particularly work force housing and class B/C properties that have outpaced rent growth in nicer Class A properties.

We believe that office investments should continue to be carefully vetted. Office properties are directly linked to employment and economic health. Both of our investments in office properties (Synchrony and Animas) were structured to mitigate the risk of both of these influences given the properties are leased to strong tenants and we expect to be fully repaid before the end of the existing tenant leases. Our view of retail is dependent upon product type and location. We continue to view urban street retail and traditional strong anchored community centers positively.  We are weary of other types of retail given the strong growth in ecommerce.

We also believe that as the prices for core real estate investments increase back up towards record levels, there are opportunities in more specialty markets such as medical office, self-storage, student housing, senior living and manufactured housing.

Enhancements

We have made the following enhancements to our offering based on direct investor feedback.

•	Reduced the minimum investment to $1,000 from $2,500.
•	Changed the distribution frequency target from quarterly to monthly.

•	Added the ability for investors to invest with retirement funds, subject to the limitations as set forth in our offering circular.
•

Reformulated the Redemption Plan into a Share Repurchase Plan and removed the discount on share redemptions after a 3 year hold period, subject to the limitations as set forth in our offering circular.

We are looking forward to the opportunities that 2017 has to offer. Please feel free to reach out to us at info@realtymogul.com, or calling us directly, with any questions you may have.

Sincerely,

/s/ Jilliene Helman

Jilliene Helman

CEO, RM Manager, LLC

CEO, RealtyMogul.com

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT I, LLC

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer

Date:	January 27, 2017